Exhibit 99.4

Depositary's Notice of Annual General Meeting of

TREMOR INTERNATIONAL LTD.

ADSs:	American Depositary Shares (“ADSs”).
ADS CUSIP No.:	89484T104.
ADS Record Date:	November 27, 2023.
Meeting Specifics:
Annual General Meeting to be held on Wednesday, December 27, 2023 at 12:30 p.m. (Israel time) at the principal executive offices of Tremor International Ltd. (the “Company”) at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting available on the Company's website, https://www.tremorinternational.com/investors/.
ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on December 19, 2023.
Deposited Securities:
Depositary Interests (the "Shares"), each one (1) Depositary Interest representing the right to receive one (1) Ordinary Share of Tremor International Ltd., a company incorporated under the laws of the State of Israel (the "Company").

ADS Ratio:	Two (2) Shares to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. (London).
Deposit Agreement:	Deposit Agreement, dated as of June 22, 2021, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to
10:00 a.m. (New York City time) on

December 19, 2023.

The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Company’s Proxy Statement including their Notice of Meeting, with respect to the Meeting is noted on the Company’s website at https://www.tremorinternational.com/investors/. The information with respect to the Meetings and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meetings, and change in location and/or manner of holding the Meetings). The Company intends to announce any changes and updates only on its website https://www.tremorinternational.com/investors/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meetings and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that under the Articles of Association as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary